UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

STERLITE GOLD LTD.
(Name of Issuer)
Common Shares, without par value
(Title of Class of Securities)
859735102
(CUSIP Number)
Deepak Kumar 16 Berkeley Street London, United Kingdom W1J 8DZ +44 (0) 20 7499 5900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 19, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 859735102

1.			Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
VEDANTA RESOURCES PLC IRS Identification number: N/A
2.			Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.			SEC Use Only
4.	Source of Funds (See Instructions)	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0 (see Item 5)
	8.	Shared Voting Power	214,531,542 (see Item 5)
	9.	Sole Dispositive Power	0 (see Item 5)
	10.	Shared Dispositive Power	214,531,542 (see Item 5)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	214,531,542
12.			Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11)	80.8%
14.		Type of Reporting Person (See Instructions)	CORP

CUSIP No. 859735102

1.			Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
WELTER TRADING LIMITED IRS Identification number: N/A
2.			Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.			SEC Use Only
4.	Source of Funds (See Instructions)	AF
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	Cyprus
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0 (see Item 5)
	8.	Shared Voting Power	214,531,542 (see Item 5)
	9.	Sole Dispositive Power	0 (see Item 5)
	10.	Shared Dispositive Power	214,531,542 (see Item 5)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	214,531,542
12.			Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11)	80.8%
14.		Type of Reporting Person (See Instructions)	CORP

CUSIP No. 859735102

1.			Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
VOLCAN INVESTMENTS LIMITED IRS Identification number: N/A
2.			Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.			SEC Use Only
4.	Source of Funds (See Instructions)	AF
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0 (see Item 5)
	8.	Shared Voting Power	214,531,542 (see Item 5)
	9.	Sole Dispositive Power	0 (see Item 5)
	10.	Shared Dispositive Power	214,531,542 (see Item 5)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	214,531,542
12.			Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11)	80.8%
14.		Type of Reporting Person (See Instructions)	CORP

CUSIP No. 859735102

1.			Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
TWIN STAR INTERNATIONAL LIMITED IRS Identification number: N/A
2.			Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.			SEC Use Only
4.	Source of Funds (See Instructions)	AF
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	Mauritius
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0 (see Item 5)
	8.	Shared Voting Power	214,531,542 (see Item 5)
	9.	Sole Dispositive Power	0 (see Item 5)
	10.	Shared Dispositive Power	214,531,542 (see Item 5)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	214,531,542
12.			Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11)	80.8%
14.		Type of Reporting Person (See Instructions)	CORP

1.			Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Dwarka Prasad Agarwal IRS Identification No. : N/A
2.			Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.			SEC Use Only
4.	Source of Funds (See Instructions)	AF
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	British
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0 (see Item 5)
	8.	Shared Voting Power	214,531,542 (see Item 5)
	9.	Sole Dispositive Power	0 (see Item 5)
	10.	Shared Dispositive Power	214,531,542 (see Item 5)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	214,531,542
12.			Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11)	80.8%
14.		Type of Reporting Person (See Instructions)	IN

1.			Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Anil Agarwal IRS Identification No. : N/A
2.			Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.			SEC Use Only
4.	Source of Funds (See Instructions)	AF
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	Indian
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0 (see Item 5)
	8.	Shared Voting Power	214,531,542 (see Item 5)
	9.	Sole Dispositive Power	0 (see Item 5)
	10.	Shared Dispositive Power	214,531,542 (see Item 5)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	214,531,542
12.			Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11)	80.8%
14.		Type of Reporting Person (See Instructions)	IN

1.			Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Navin Agarwal IRS Identification number: N/A
2.			Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.			SEC Use Only
4.	Source of Funds (See Instructions)	AF
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	Indian
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0 (see Item 5)
	8.	Shared Voting Power	214,531,542 (see Item 5)
	9.	Sole Dispositive Power	0 (see Item 5)
	10.	Shared Dispositive Power	214,531,542 (see Item 5)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	214,531,542
12.			Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11)	80.8%
14.		Type of Reporting Person (See Instructions)	IN

1.			Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Agnivesh Agarwal IRS Identification No.: N/A
2.			Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.			SEC Use Only
4.	Source of Funds (See Instructions)	AF
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	Indian
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0 (see Item 5)
	8.	Shared Voting Power	214,531,542 (see Item 5)
	9.	Sole Dispositive Power	0 (see Item 5)
	10.	Shared Dispositive Power	214,531,542 (see Item 5)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	214,531,542
12.			Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11)	80.8%
14.		Type of Reporting Person (See Instructions)	IN

Item 1.	Security and Issuer
Title of Class of Equity Securities:		Common Shares, without par value

Address of Issuer:	44 Hill Street, London, UK W1X 7FR

Item 2.	Identity and Background

(a)	Name:

1.	Vedanta Resources plc
2.	Welter Trading Limited
3.	Volcan Investments Limited
4.	Twin Star International Limited
5.	Dwarka Prasad Agarwal
6.	Anil Agarwal
7.	Navin Agarwal
8.	Agnivesh Agarwal

Please see Schedule A for the names and addresses of the directors and executive officers of the Reporting Persons who are not individuals.

(b)	Business or Residence Address:

1.	Vedanta Resources plc Attn: Deepak Kumar 16 Berkeley Street London, UK W1J 8DZ

2.	Welter Trading Limited Attn: Alexis Tsielpis 28 Oktovriou, 205 Louloupis Court, 1st Floor P.C. 3035, Limassol, Cyprus

3.	Volcan Investments Limited Attn: Mr. E. Isaac Collie Loyalist Plaza, Don Mackey Boulevard P.O. Box AB-20377 Marsh Harbour Island of Abaco Bahamas

4.	Twin Star International Limited Attn: Santanand Sooskie 10 Frère Felix de Valois Street Port Louis, Mauritius

5.	Dwarka Prasad Agarwal Vedanta House 75 Nehru Road, Vile Parle (E) Mumbai, India 400 099

6.	Anil Agarwal 16 Berkeley Street London, UK W1J 8DZ

7.	Navin Agarwal Vedanta House 75 Nehru Road, Vile Parle (E) Mumbai, India 400 099

8.	Agnivesh Agarwal Vedanta House 75 Nehru Road, Vile Parle (E) Mumbai, India 400 099

(c)           Principal Business or Present Principal Occupation or Employment and Name, Principal Business and Address of Employer:

1.	Vedanta Resources plc:	Diversified metals and mining
2.	Welter Trading Limited:	Holding company
3.	Volcan Investments Limited:	Holding company
4.	Twin Star International Limited:	Holding company

5.	Dwarka Prasad Agarwal Principal Occupation: Director Volcan Investments Limited - Holding company Loyalist Plaza, Don Mackey Boulevard P.O. Box AB-20377 Marsh Harbour Island of Abaco Bahamas

6.	Anil Agarwal Principal Occupation: Executive Chairman of Vedanta Resources plc Vedanta Resources plc - Diversified metals and mining 16 Berkeley Street London, UK W1J 8DZ

7.	Navin Agarwal Principal Occupation: Deputy Chairman of Vedanta Resources plc Vedanta Resources plc - Diversified metals and mining 16 Berkeley Street London, UK W1J 8DZ

8.

Agnivesh Agarwal

Principal Occupation: Director

Hindustan Zinc Limited - Mining and Metals

Vedanta House

75 Nehru Road, Vile Parle (E)

Mumbai, India 400 099

Madras Aluminum Co. - Mining and Metals

Vedanta House

75 Nehru Road, Vile Parle (E)

Mumbai, India 400 099

With respect to the Reporting Persons who are not individuals, please see Schedule A for the principal employment and the names and addresses of the employers of each of such Reporting Persons’ directors and executive officers.

(d) None of the Reporting Persons, nor, with respect to Vedanta Resources plc (“Vedanta”), Welter Trading Limited (“Welter”), Volcan Investments Limited (“Volcan”) or Twin Star International Limited (“Twin Star”), based on a review of questionnaires submitted by such persons to such companies, any of their respective directors or executive officers as set forth on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) During the last five years, none of the Reporting Persons, nor, with respect to Vedanta, Welter, Volcan or Twin Star, based on a review of questionnaires submitted by such persons to such companies, any of their respective directors or executive officers as set forth on Schedule A hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, except that certain directors, officers and other insiders of Sterlite Gold Ltd. (“Sterlite Gold”), including Vedanta, Volcan, Twin Star and Anil Agarwal, were subject to management cease trade orders imposed by the Ontario Securities Commission which together covered the period from April 4, 2006 until May 5, 2006 as a result of Sterlite Gold’s delay in filing its audited financial statements for the fiscal year ended December 31, 2005, related management’s discussion and analysis and annual information form for the year ended December 31, 2005.

(f)	Jurisdiction of Incorporation or Citizenship:

Vedanta Resources plc:	United Kingdom corporation
Welter Trading Limited:	Cyprus corporation
Volcan Investments Limited:	Bahamas corporation
Twin Star International Limited:	Mauritius corporation
Dwarka Prasad Agarwal:	United Kingdom
Anil Agarwal:	Indian
Navin Agarwal:	Indian
Agnivesh Agarwal:	Indian

Please see Schedule A for the citizenship of the directors and executive officers of the Reporting Persons who are not individuals.

Item 3.	Source and Amount of Funds or Other Consideration

On August 23, 2006, pursuant to a share purchase agreement (the “Purchase Agreement”) dated June 12, 2006, Vedanta, through its wholly-owned subsidiary, Welter, purchased all of the issued and outstanding shares of Twin Star from Volcan, the majority shareholder of Vedanta. Prior to and immediately following consummation of the transactions described in the Purchase Agreement (the “Purchase”), Twin Star owned 146,039,658 common shares of the issuer, Sterlite Gold Ltd. (“Sterlite Gold”). In accordance with the terms of the Purchase Agreement, Welter purchased Twin Star from Volcan for approximately CDN$37.68 million in cash, representing an imputed price of CDN$0.258 per underlying common share of Sterlite Gold (“Common Share”) and as a result of the Purchase, each of Vedanta and Welter became the beneficial owners of 146,039,658 Common Shares. The funds for the purchase were comprised of working capital of Vedanta.

On August 25, 2006, in accordance with the terms of a support agreement dated June 12, 2006 (the “Support Agreement”), entered into concurrently with the execution of the Purchase Agreement by and between

Vedanta and Sterlite Gold, Vedanta launched, through Twin Star, a full cash offer for all of the outstanding Common Shares not already owned by Twin Star and its affiliates for a purchase price of CDN$0.258 per Common Share (the “Offer”). On September 30, 2006, the Offeror (as defined below) took up and accepted for payment 68,415,167 Common Shares pursuant to the terms of the Offer (the “Initial Take Up”), representing approximately 25.8% of the issued and outstanding Common Shares (on a fully-diluted basis). Subsequent to the Initial Take Up, 23,283 Common Shares were withdrawn, resulting in a total of 68,391,884 Common Shares being taken up and paid for by the Offeror for a price of CDN$17,645,106.88. The Offeror paid for such Common Shares on October 4, 2006. The funds for the Initial Take Up were comprised of working capital of Vedanta.

On October 12, 2006, the Offeror took up an additional 100,000 Common Shares and subsequently paid for such Common Shares for a price of CDN$25,800. The funds for this take up of additional Common Shares were comprised of working capital of Vedanta.

The foregoing descriptions of the Purchase Agreement and the Support Agreements are summaries only and are qualified in their entirety by the full text of the Purchase Agreement and the Support Agreement respectively, each filed as an exhibit hereto.

Item 4.	Purpose of Purchase

The Purchase was completed as part of Vedanta’s full cash offer for Sterlite Gold. Pursuant to the Support Agreement, the parties agreed that Vedanta, either directly or through a wholly-owned subsidiary of Vedanta (the “Offeror”), would, in accordance with applicable securities laws and the terms and conditions of the Support Agreement, make an offer to all Sterlite Gold shareholders in Canada, and such other jurisdictions as the Offeror may determine, to purchase all of the outstanding Common Shares not owned at such time by the Offeror or any of its affiliates (including the other Reporting Persons).

A special committee (the “Independent Committee”) of the Board of Directors of Sterlite Gold was established to consider the proposed Offer. The Independent Committee appointed an independent valuator, PricewaterhouseCoopers LLP, which delivered to the Independent Committee a written formal valuation with respect to the fair market value of the Common Shares. Upon consideration of the proposed Offer, the Independent Committee resolved that the Offer is fair to the Sterlite Gold shareholders (other than the Offeror and its affiliates) and is advisable and in the best interests of Sterlite Gold and its shareholders and accordingly resolved to recommend to the Board of Directors of Sterlite Gold (the “Sterlite Gold Board”) that the Sterlite Gold Board recommend to shareholders that they tender their Common Shares to the Offer. The Sterlite Gold Board resolved to recommend to shareholders that they tender their Common Shares in favour of the Offer.

In accordance with the terms and conditions of the Support Agreement, Sterlite Gold agreed to prepare and make available, in accordance with applicable securities laws, sufficient copies of a directors’ circular relating to the Offer, to cooperate with the Offeror to support the Offer and to use its commercially reasonable efforts to permit the Offer to be successful. If the Offeror acquires not less than 90% of the issued and outstanding Common Shares, excluding Common Shares held at the date of the Offer by or on behalf of the Offeror or an affiliate or associate of the Offeror, it may, at its option, acquire the remainder of the Common Shares from those shareholders who have not accepted the Offer by way of compulsory acquisition pursuant to the Business Corporations Act (Yukon). If that statutory right of acquisition is not available or if the Offeror chooses not to avail itself of such right, the Offeror may pursue other means of acquiring the remaining Common Shares, although it shall not be under an obligation to do so. Following the foregoing, Vedanta, Welter and Twin Star may each become the beneficial owners of all of the outstanding Common Shares by virtue of Vedanta’s 100% ownership of Welter, Welter’s 100% ownership of Twin Star and Twin Star’s 100% ownership of Sterlite Gold.

On September 30, 2006, the Offeror took up and accepted for payment all of the 68,415,167 Common Shares that had been validly deposited under the Offer and not validly withdrawn, representing approximately 25.8% of the outstanding Common Shares (on a fully-diluted basis). Subsequent to this Initial Take Up, 23,283 Common Shares were withdrawn, resulting in a total of 68,391,884 Common Shares being taken up and paid for by the Offeror. The Offeror paid for such Common Shares on October 4, 2006. After giving effect to the Initial Take Up of Common Shares by the Offeror under the Offer and together with the Common Shares already owned by the Offeror, the Offeror held a total of 214,431,542 Common Shares, representing approximately 80.8% of the outstanding Common Shares (on a fully-diluted basis).

On September 30, 2006, by notice to the depositary for the Offer, the Offeror extended the expiry time of the Offer in order to, among other things, allow time for the remaining Sterlite Gold shareholders to deposit their Common Shares to the Offer and to allow time for the satisfaction of certain applicable United States regulatory requirements in order to permit the Offer to be extended to Sterlite Gold shareholders in the United States. The Offer is now open for acceptance until 5:00 p.m. (Toronto time) on October 31, 2006. On October 12, 2006, the Offeror took up an additional 100,000 Common Shares and subsequently paid for such Common Shares. The purpose of the Offer, the Initial Take Up and the additional take up of Common Shares is to enable Vedanta, through its indirect, wholly-owned subsidiary, Twin Star, to acquire additional Common Shares.

Also in accordance with the terms of the Support Agreement, the parties have agreed that, following the Initial Take Up of and payment by the Offeror for the issued and outstanding Common Shares validly deposited and not validly withdrawn under the Offer, the Offeror is entitled to and may designate such number of members of the Sterlite Gold Board or any committee thereof, as is proportionate to the percentage of the outstanding Common Shares owned by the Offeror and Sterlite Gold has agreed to cooperate with the Offeror to enable its designees to be elected or appointed to the Sterlite Gold Board or any committee thereof and to constitute a majority of the Sterlite Gold Board members, including, at the request of the Offeror, to increase the size of the Sterlite Gold Board, and/or to secure the resignation of such number of directors as is necessary to enable the Offeror’s designees to be elected or appointed to the Sterlite Gold Board based upon the required skills and experience and pursuant to Sterlite Gold’s normal nominations processes such that Vedanta, through its group companies will exercise control over the financial and operating policy decisions of Sterlite Gold.

Item 5.	Interest in Securities of the Issuer

(a) The aggregate number of Common Shares to which this Schedule 13D relates is 214,531,542 Common Shares, representing approximately 80.8% of the 265,290,997 Common Shares outstanding as of the date hereof.

(b) As of the date hereof, Anil Agarwal, Navin Agarwal (each of whom is a director of Vedanta), Dwarka Prasad Agarwal and Agnivesh Agarwal, collectively, own or control, directly or indirectly all of the shares of Volcan, Vedanta’s 54% controlling shareholder. Vedanta is the 100% controlling shareholder of Welter and Welter is Twin Star’s 100% controlling shareholder. Twin Star owns 214,531,542 Common Shares, representing approximately 80.8% of the outstanding Common Shares. Each of Anil Agarwal, Navin Agarwal, Dwarka Prasad Agarwal and Agnivesh Agarwal disclaims beneficial ownership over such Common Shares except to the extent of his pecuniary interest therein.

(c) See Items 3 and 4 above.

(d) See Items 3 and 4 above.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Items 3 and 4 above.

Item 7.	Material to Be Filed as Exhibits

99.1.       Share Purchase Agreement dated June 12, 2006 (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed September 7, 2006).

99.2.       Support Agreement dated June 12, 2006 (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed September 7, 2006).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VEDANTA RESOURCES PLC By: /s/ Kuldip Kaura
Name: Kuldip Kaura Title: Chief Executive Officer

WELTER TRADING LIMITED /s/Ajay Paliwal
Name: Ajay Paliwal Title: Director

VOLCAN INVESTMENTS LIMITED /s/Dwarka Prasad Agarwal
Name: Dwarka Prasad Agarwal Title: Director

TWIN STAR INTERNATIONAL LIMITED /s/H.N. Maskara
Name: H.N. Maskara Title: Director

/s/Dwarka Prasad Agarwal
Dwarka Prasad Agarwal
/s/Agnivesh Agarwal
Agnivesh Agarwal
/s/ Navin Agarwal
Navin Agarwal
/s/ Anil Agarwal
Anil Agarwal

SCHEDULE A

2.                  Identity and Background of Directors and Executive Officers of Reporting Persons who are not individuals:

Vedanta Resources plc

Directors:	Naresh Chandra
Sector C-4/4053
Vasant Kuni
New Delhi, India 110 070
	Citizenship:	Indian
	Principal Occupation:	Director
	Name and Address of Employer:	Vedanta Resources plc 16 Berkeley Street London, UK W1J 8DZ

Aman Mehta
4/7 Shanti Niketan
New Delhi, India 110 021
	Citizenship:	Indian
	Principal Occupation:	Director
	Name and Address of Employer:	Vedanta Resources plc 16 Berkeley Street London, UK W1J 8DZ

Shailendra Kumar Tamotia
N2/58 IRC Village, Nayapalli
Bhubaneshwar, India 751 015
	Citizenship:	Indian
	Principal Occupation:	Director
	Name and Address of Employer:	Vedanta Resources plc 16 Berkeley Street London, UK W1J 8DZ

Euan MacDonald
Suffolk House
Chiswick Mall
London, UK W4 2PR
	Citizenship:	British
	Principal Occupation:	Director
	Name and Address of Employer:	Vedanta Resources plc 16 Berkeley Street London, UK W1J 8DZ

Anil Agarwal
16 Berkeley Street
London, UK W1J 8DZ
	Citizenship:	Indian
	Principal Occupation:	Executive Chairman
	Name and Address of Employer:	Vedanta Resources plc 16 Berkeley Street London, UK W1J 8DZ

Navin Agarwal
Vedanta House
75 Nehru Road, Vile Parle (E)
Mumbai, India 400 099
Citizenship:	Indian
Principal Occupation:	Deputy Chairman
Name and Address of Employer:	Vedanta Resources plc 16 Berkeley Street London, UK W1J 8DZ

Kuldip Kaura
Vedanta House
75 Nehru Road, Vile Parle (E)
Mumbai, India 400 099
Citizenship:	Indian
Principal Occupation:	Chief Executive Officer
Name and Address of Employer:	Vedanta Resources plc 16 Berkeley Street London, UK W1J 8DZ

Executive Officers:

Kuldip Kaura
Vedanta House
75 Nehru Road, Vile Parle (E)
Mumbai, India 400 099
Citizenship:	Indian
Principal Occupation:	Chief Executive Officer
Name and Address of Employer:	Vedanta Resources plc 16 Berkeley Street London, UK W1J 8DZ

DD Jalan
Vedanta House
75 Nehru Road, Vile Parle (E)
Mumbai, India 400 099
Citizenship:	Indian
Principal Occupation:	Chief Financial Officer
Name and Address of Employer:	Vedanta Resources plc 16 Berkeley Street London, UK W1J 8DZ

Ajay Paliwal
16 Berkeley Street
London, UK W1J 8DZ
Citizenship:	British
Principal Occupation:	Deputy Chief Financial Officer
Name and Address of Employer:	Vedanta Resources plc 16 Berkeley Street London, UK W1J 8DZ

Deepak Kumar
16 Berkeley Street

London, UK W1J 8DZ
Citizenship:	British
Principal Occupation:	Company Secretary
Name and Address of Employer:	Vedanta Resources plc 16 Berkeley Street London, UK W1J 8DZ

Welter Trading Limited

Directors:	Alexis Tsielepis
Aisopou 12, Ayios Tychonas
P.C. 4521, Limassol, Cyprus
	Citizenship:	Cypriot
	Principal Occupation:	Chartered accountant
	Name and Address of Employer:	Costas Tsielepsis & Co. Chartered Accountant Firm 221 Chr Haggipavlou Street, Helios Court, 1st Floor P.C. 3036, Limassol, Cyprus

Ajay Paliwal
16 Berkeley Street
London, UK W1J 8DZ
	Citizenship:	British
	Principal Occupation:	Deputy Chief Financial Officer
	Name and Address of Employer:	Vedanta Resources plc 16 Berkeley Street London, UK W1J 8DZ

Popi Savva
Aigyptou, 38A Kapsalos,
P.C. 3087, Limassol, Cyprus
	Citizenship:	Cypriot
	Principal Occupation:	Office Manager
	Name and Address of Employer:	Costas Tsielepsis & Co. Chartered Accountant Firm 221 Chr Haggipavlou Street, Helios Court, 1st Floor P.C. 3036, Limassol, Cyprus

Executive Officers: NONE

Volcan Investments Limited

Directors:	ELCO (Trustee) Limited
Loyalist Plaza
Don Mackay Boulevard
P.O. Box No: AB – 20377
Marsh Harbour
Island of Abaco
Bahamas
	Principal Business:	Investment holding
	Jurisdiction of Incorporation:	Bahamas

ELCO (Nominee) Limited
Loyalist Plaza
Don Mackay Boulevard
P.O. Box No: AB – 20377
Marsh Harbour
Island of Abaco
Bahamas
	Principal Business:	Investment holding
	Jurisdiction of Incorporation:	Bahamas

Mr. Dwarka Prasad Agarwal
(D.P. Agarwal)
Vedanta House
75 Nehru Road, Vile Parle (E)
Mumbai, India 400 099
	Citizenship:	British
	Principal Occupation:	Director
	Name and Address of Employer:	Volcan Investments Limited Loyalist Plaza, Don Mackey Boulevard P.O. Box AB-20377 Marsh Harbour Island of Abaco Bahamas

Executive Officers: NONE

Twin Star International Limited

Directors:	Uday Kumar Gujadhur
10 Frère Felix de Valois Street
Port Louis, Mauritius
	Citizenship:	Mauritian
	Principal Occupation:	Director
	Name and Address of Employer:	Multiconsult Ltd. 10 Frère Felix de Valois Street Port Louis, Mauritius

Yuvraj Kumar Juwaheer
10 Frère Felix de Valois Street
Port Louis, Mauritius
	Citizenship:	Mauritian
	Principal Occupation:	Director
	Name and Address of Employer:	Multiconsult Ltd. 10 Frère Felix de Valois Street Port Louis, Mauritius

Ajay Paliwal
16 Berkeley Street
London, UK W1J 8DZ
	Citizenship:	British
	Principal Occupation:	Deputy Chief Financial Officer
	Name and Address of Employer:	Vedanta Resources plc 16 Berkeley Street London, UK W1J 8DZ

Hare Narain Maskara
16 Berkeley Street
London, UK W1J 8DZ
	Citizenship:	British
	Principal Occupation:	Assistant Company Secretary
	Name and Address of Employer:	Vedanta Resources plc 16 Berkeley Street London, UK W1J 8DZ

Executive Officers:	NONE